December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Joanna Lam, Craig Arakawa and John Coleman

Re:	Premium Resources Ltd. Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for Fiscal Quarter Ended September 30, 2024 File No. 000-14740

Ladies and Gentlemen:

I am submitting this letter on behalf of Premium Resources Ltd. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter, dated December 6, 2024 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023, filed with the SEC on June 28, 2024 (the “10-K”), and the Company’s Form 10-Q for Fiscal Quarter Ended September 30, 2024, filed with the SEC on November 14, 2024 (the “10-Q”).

In response to the comments set forth in the Comment Letter, the Company has revised the 10-Q as further described below and is filing an amendment to the 10-Q (the “10-Q Amendment”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 13

1.	Please revise subsequent filings to include a map, or maps, showing the location of all properties as required by Item 1303(b)(1) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise subsequent filings to include a map, or maps, showing the location of all properties as required by Item 1303(b)(1) of Regulation S-K.

Securities and Exchange Commission

December 20, 2024

2.	Please revise subsequent filings to describe the internal controls used in your exploration and mineral resource and reserve estimation efforts as required by Item 1305 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise subsequent filings to describe the internal controls used in its exploration and mineral resource and reserve estimation efforts as required by Item 1305 of Regulation S-K.

Selected Financial Data, page 26

3.	We note you present a measure labeled as “Investment in exploration and evaluation assets” in your selected financial data. Please tell us why you have not labelled this as a non-GAAP measure and provided the applicable disclosures under Item 10(e) of Regulation S-K. Please advise or revise your disclosures accordingly.

The Company respectfully acknowledges the Staff’s comment and concurs the measure labeled as “Investment in exploration and evaluation of assets” is a non-GAAP measure. In alignment with the accommodation afforded the Company in comments 1 and 2 above, the Company respectfully requests that it be permitted to present such measure in subsequent filings, to the extent it is included at all, in accordance with Item 10(e) of Regulation S-K.

4.	Total assets and liabilities included in this table do not appear to agree to the amounts presented in your financial statements. Please advise or revise your disclosures as necessary.

The Company respectfully acknowledges the Staff’s comment and concurs that some of the amounts included in the table do not agree with certain amounts presented in the Company’s financial statements. The Company notes that the disagreement in figures was the result of typographical errors and, in alignment with the accommodation afforded the Company in comments 1 and 2 above, respectfully requests that it be permitted to undertake in subsequent filings to ensure that the amounts presented in the Selected Financial Data table, to the extent included, agree with the amounts presented in its financial statements.

Item 15. Exhibits, Financial Statement Schedules, page 60

5.	Please revise your technical report summaries to remove the historical resource disclosure. All resource disclosure should be current and be prepared under the S-K 1300 definitions and requirements.

The Company respectfully acknowledges the Staff’s comment and concurs with removal of the historical resource disclosure not prepared under Regulation S-K 1300. In alignment with the accommodation under Comments 1 and 2 above afforded to the Company, the Company respectfully requests that it be permitted to undertake to remove such disclosures in subsequent filings.

Form 10-Q for the quarter ended September 30, 2024

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Securities and Exchange Commission

December 20, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mineral Properties, page 35

6.	We note that you have disclosed mineral resources on page 35 of your quarterly report that have not been prepared based on S-K 1300 reporting requirements. Please revise to remove these estimates until prepared and reported in accordance with S-K 1300, including the filing of a technical report summary pursuant to Item 1302(b)(2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. The Company has removed the estimates not prepared in accordance with Regulation S-K 1300 in the 10-Q Amendment.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (647) 847-3184.

Sincerely,
/s/ Timothy Moran
Chief Legal Officer

Premium Resources Ltd.

cc:	Via Email Thomas M. Rose, Troutman Pepper Hamilton Sanders LLP Nicole A. Edmonds, Troutman Pepper Hamilton Sanders LLP

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